17009465

SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-67498 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potamus Trading LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane, Floor 8
(No. and Street)

| Boston | MA | 02210 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

| 101 Seaport Blvd. | Boston | MA | 02210 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kristin Linnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potamus Trading LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## POTAMUS TRADING, LLC
**Index**
**December 31, 2016**

**Page(s)**


Report of Independent Registered Public Accounting Firm ........ 1

Financial Statement

Statement of Financial Condition ........ 2

Notes to Financial Statement ........ 3-8

**Report of Independent Registered Public Accounting Firm**

To the Management of Potamus Trading, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Potamus Trading, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

**POTAMUS TRADING, LLC**
**Statement of Financial Condition**
**December 31, 2016**

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 16,890,195 |
| Cash and securities segregated under federal and other regulations | | 248,237 |
| Deposit with clearing broker | | 1,041,605 |
| Commissions receivable | | 11,186 |
| Due from clearing broker | | 20,816 |
| Software, equipment, furniture and leasehold improvements, at cost, less accumulated depreciation of $840,309 | | 3,872,686 |
| Exchange and ATS rebates receivable | | 10,993 |
| Prepaid and other assets | | 373,304 |
| Total assets | | 22,469,022 |
| | | |
| **Liabilities and Members' Equity** | | |
| Liabilities | | |
| Accrued expenses and other liabilities | $ | 1,645,817 |
| Exchange and ATS fees payable | | 115,563 |
| Deferred rent credit liability related to lease incentive, less accumulated amortization of $155,320 | | 880,147 |
| Due to clearing broker | | 46,466 |
| Total liabilites | | 2,687,993 |
| | | |
| Member's equity | | 19,781,029 |
| | | |
| Total liabilities and member's equity | $ | 22,469,022 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Description of the Business

Potamus Trading, LLC (the "Company") is a Delaware limited liability corporation ("LLC"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market ("Nasdaq"), the BATS Exchanges ("BATS"), the NASDAQ OMX BX Exchange ("BX"), the New York Stock Exchange ("NYSE"), the NYSE Arca Exchange ("Arca") and the Securities Investor Protection Corporation ("SIPC").

The Company is an electronic market-maker offering electronic and algorithmic execution services in listed U.S. equities to its clients which consist of registered broker-dealers. The Company does not provide custodial services for customer assets and it clears its U.S. transactions through a third-party clearing broker on a fully disclosed basis.

The Company's approved business activities include: broker or dealer in corporate equity securities over-the-counter, non-exchange member arranging for transactions in listed securities by exchange member, broker or dealer in corporate debt securities, U.S. government securities broker or dealer, put and call broker or dealer or option writer and trading for its own account. FINRA has approved the Company to engage in market-making activities in exchange-listed equity securities. The Company is registered as a market-maker with a U.S. exchange.

## 2. Significant Accounting Policies

### Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business. The cash and cash equivalents balance at December 31, 2016 was $16,890,195.

### Software, Equipment, and Leasehold Improvements

Software, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the related assets' estimated useful lives. The total cost of software includes certain internally developed proprietary software which is capitalized.

Fixed assets consist of the following:

| | Depreciable Life in Years | At December 31, 2016 |
|---|---|---|
| Leasehold improvements | 10 | $ 2,901,928 |
| Equipment | 5 | 424,925 |
| Software | 3 | 1,386,142 |
| Total fixed assets | | 4,712,995 |
| Less accumulated depreciation and amortization | | (840,309) |
| Net fixed assets | | 3,872,686 |

**Due to/Due from Clearing Broker**
The amounts due to and due from the clearing broker reflect profits and losses on principal transactions, clearing fees, regulatory fees and other income and expenses incurred in the clearing account which have been accrued but remain unpaid as of December 31, 2016.

**Valuation of Financial Instruments**
The fair value of all financial assets and liabilities are considered to approximate the reported value due to their short-term nature.

**Commissions**
All securities transactions are recorded on a trade date basis and receivables are reflected as Commissions receivable.

**Principal Transactions**
Principal transactions are recorded on a trade date basis. At December 31, 2016, the Company did not hold any securities.

**Income Taxes**
No provision for federal, state and local income taxes has been made in the accompanying financial statement, as individual members of Potamus Holdings, LLC are responsible for their proportionate share of the Company's taxable income.

The Company complies with authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Managing Member has determined that there are no reserves for uncertain tax positions necessary for the period ended December 31, 2016. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are the years ended 2013, 2014, and 2015.

**Use of Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

## 3. Recent Accounting Pronouncements

**Leases**
During 2016, the FASB issued ASU 2016-02, *Leases*. This guidance requires a lessee to account for leases as finance or operating leases and results in the lessee recognizing a right-of-use asset and a corresponding lease liability on the balance sheet. There will be differing methodologies for income statement recognition. The guidance is effective for fiscal years beginning after December

31, 2018. At this time the Company is evaluating the impact this guidance will have on the financial statements.

## 4. Regulatory Requirements

The Company is subject to the rules of the SEC, FINRA, the principal exchanges with which it is licensed to transact, and the SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the standard method, defined by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined by the SEC and FINRA. At December 31, 2016, the Company had net capital of $16,413,921 which was $16,163,921 in excess of the minimum required amount of $250,000 (based on the greater of 6 2/3% of aggregate indebtedness or $250,000).

The Company operates as an introducing broker and does not have customers as defined by FINRA. The Company clears all transactions with and for clients through its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under section(k)(2)(ii). As it relates to the Company's commission rebate program, the Company operates pursuant to SEC Rule 15c3-3 section (k)(2)(i) and maintains a *Special Reserve Account for the Exclusive Benefit of Customers* at Bank of America.

## 5. Prepaid and Other Assets and Accrued Expenses and Other Liabilities

The Company's prepaid and other assets as of December 31, 2016 are primarily comprised of prepaid operating expenses including $167,143 of invoices paid in 2016 for services that will be rendered in 2017, and a CD in the amount of $200,958 at Boston Private Bank and Trust which secures a letter of credit for the benefit of East Office Operating Limited Partnership care of Pembroke Real Estate.

The Company's accrued expenses and other liabilities are comprised of exchange and other trading fees, accrued professional fees and accrued but unpaid operating expenses. The total of these items as of December 31, 2016 was $1,645,817.

## 6. Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its client domestic transactions, which are not reflected in this financial statement, to a major U.S.-based clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.
As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2016, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

## 7. Related Party Transactions

Potamus Holdings ("PH"), LLC is the sole member of Potamus Management, LLC which is the sole Member of Potamus Trading, LLC. Therefore membership interests in Potamus Trading, LLC is

reflected by the membership interest composition of Potamus Holdings, LLC. Potamus Executives and Employee Partners, LLC ("PEEP") is a member of PH and was created during 2016 to represent the equity interests in PH of certain employees of Potamus Trading.

## 8. Member Capital

During 2016, Potamus Holdings, LLC contributed $22,350,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC.

## 9. Employee Benefit Plans

### 401(k) Plan

The Company offers a 401(k) plan ("Plan") sponsored by Alerus Retirement Solutions. All employees are eligible to participate up to the Internal Revenue Service limits for such contributions. Contributions are implemented through payroll deductions that are determined by individual participants and approved by the Chief Financial Officer.

### Medical and Dental

The Company offers all employees 100% paid medical and dental coverage from Blue Cross and Blue Shield of Massachusetts. A Company provided Health Savings Account from Optum Bank supplements the medical plan.

### Life and LTD

The Company offers Group Term Life and Long-Term Disability benefits provided by Principal Financial Group and MetLife to all employees.

## 10. Equity Based Compensation

The Company awarded LLC interests of PEEP to certain employees on July 8, 2016, which qualify as equity awards. The company issued an additional 110,000 units, adding to the outstanding amount of 229,100 units. The new units have a value per unit of approximately $4.25 and will vest over four years through July 7, 2020. Valuation was based on an initial enterprise valuation then subject to a liquidation preference waterfall calculation which considers all equity interest holders. A compensation charge based on the fair value of the awards on grant date is recorded over the vesting period on a straight-line basis. For the year ended December 31, 2016, $57,209 was recorded within Member's equity on the statement of Financial Condition.

## 11. Business Risks

### Going Concern

As of December 31, 2016 the Company has $16,890,195 of cash and cash equivalents available to support operating expenses. The projected 2017 total operating expenses of the Company is not expected to exceed available cash.

Meeting the Company's projected goals will require specific performance in client acquisition, trading system performance, and cost management, and there is no assurance this performance will occur. Any material development that keeps the Company from meeting these commercial objectives could materially impair the Company's ability to continue to operate without significant additional Member capital contributions.

**Market Risk**
As a broker-dealer, the Company's business lines rely heavily on volatility and trading volumes in the U.S. equity markets. While the Company believes it is well positioned for success in the current environment, material decreases in equity trading volumes from the current level could adversely impact the Company's business plan.

**Counterparty Risk**
The Company is exposed to a variety of counterparty risks, including exposure to its clearing firm's financial health and ability to continue to provide services. The Company is also exposed to the ability of its clients to continue to operate and meet financial obligations arising from the Company's provision of securities services. While the Company does periodic and on-going due diligence on all of its key counterparties, any unforeseen material adverse development among the counterparties could adversely impact the Company's business plan.

**Securities Services Performance Risk**
The Company's core securities services, upon which 100% of revenue relies, are of a highly specialized nature. If the Company's services are materially worse in quality or cost with respect to its industry peers it could suffer slower than expected client acquisition.

**Trading System Risk**
The Company's core securities services are offered via a highly proprietary electronic trading platform. Operational errors in the design of logic or the deployment of computer codes and hardware that make up the system could potentially lead to catastrophic losses, including losses that exceed the Company's capital.

**Regulatory Risk**
The Company's securities services are in a category of services that is under constant review by the SEC, FINRA, the United States Congress, and those exchanges with which it is licensed to transact. Adverse developments compelled by these decision-making bodies, which materially impact the Company's ability to continue offering its services, could adversely impact the Company's business plan.

**Concentrated Client Risk**
The Company's revenues are dependent upon a small concentration of significant clients. The Company's revenue plan for 2017 is highly dependent on specific performance of these clients in addition to new client acquisition.

**Credit Risk**
The Company's exposure to credit risk associated with nonperformance of clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations.

## 12. Commitments and Guarantees

**Lease**

The Company occupies office space under a noncancelable operating lease that expires in 2025. Rent expense is recognized on a straight-line basis over the applicable lease term. The Company received a tenant improvement allowance in the amount of $1,035,467 which is amortized through rent expense over the life of the lease. The deferred credit liability associated with this is $880,147 at year end.

Future minimum commitments under this lease are as follows:

| | |
|---|---|
| 2017 | $ 858,754 |
| 2018 | 875,295 |
| 2019 | 891,836 |
| 2020 | 908,377 |
| 2021 | 924,918 |
| Thereafter | 3,448,119 |

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

**13. Subsequent Events**

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2016, through February 27, 2017. Based on this evaluation, the Company has determined that there have been no material subsequent events that have occurred that would require disclosure or recognition in the financial statement.

# POTAMUS TRADING, LLC

**Statement of Financial Condition**
**December 31, 2016**